UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

Commission File Number  001-36119

SFX ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

524 Broadway, 11th Floor

New York, NY 10012

(646) 561-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None *

*     On November 15, 2016, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Fifth Amended Joint Plan of Reorganization of SFX Entertainment, Inc., et. al. Under Chapter 11 of the Bankruptcy Code (the “Plan”) in the cases being jointly administered under the caption In re SFX Entertainment, Inc., et al, Case No. 16-10238 (MFW). Upon effectiveness of the Plan on December 2, 2016, all previously issued equity securities of SFX Entertainment, Inc., including the security listed in this Form 15, were cancelled and extinguished. SFX Entertainment, Inc. issued new shares of Common Stock, with a par value of $0.01 per share, pursuant to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, SFX Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 5, 2016

		By:	/s/ Jason M. Barr
			Name:	Jason M. Barr
			Title:	Senior Vice President, General Counsel and Secretary